UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Accel Entertainment, Inc.

(Name of Issuer)

Class A-1 Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00436Q106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]     Rule 13d-1(b)

[ X ]     Rule 13d-1(c)

[ ]        Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 00436Q106

1.	Names of Reporting Persons. Darlington Partners Capital Management, LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 7,596,178
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,596,178

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,596,178

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IA, OO

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CUSIP No. 00436Q106

1.	Names of Reporting Persons. Darlington Partners GP, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 7,596,178
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,596,178

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,596,178

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) CO, HC

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CUSIP No. 00436Q106

1.	Names of Reporting Persons. Scott W. Clark

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 7,596,178
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,596,178

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,596,178

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN, HC

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CUSIP No. 00436Q106

1.	Names of Reporting Persons. Ramsey B. Jishi

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 7,596,178
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,596,178

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,596,178

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN, HC

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CUSIP No. 00436Q106

1.	Names of Reporting Persons. Darlington Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,918,390
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,918,390

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,918,390

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 00436Q106

Item 1.

(a)	Name of Issuer Accel Entertainment, Inc.

(b)	Address of Issuer’s Principal Executive Offices 140 Tower Drive, Burr Ridge, Illinois 60527

Item 2.

(a) The names of the persons filing this statement are:

Darlington Partners Capital Management, LP (“DPCM LP”)

Darlington Partners GP, LLC (“DP GP”)

Scott W. Clark

Ramsey B. Jishi

Darlington Partners, L.P. (“Darlington”)

(collectively, the “Filers”).

DPCM LP is the investment adviser of private investment funds, including Darlington (together, the “Funds”). DP GP is the general partner of DPCM LP and the Funds. Mr. Clark and Mr. Jishi are the managers of DP GP. The Filers are filing this Schedule 13G jointly but not as members of a group, and each disclaims membership in a group. Each of DPCM LP, DP GP, Mr. Clark and Mr. Jishi disclaims beneficial ownership of the Stock (as defined in section (d) below), except to the extent of that person’s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of Darlington should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

(b)	The principal business office of the Filers is located at: 300 Drakes Landing Road, Suite 290, Greenbrae, CA 94904

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of Class A-1 Common Stock, $0.0001 par value per share of the Issuer (the “Stock”).

(e)	The CUSIP number of the Issuer is: 00436Q106

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CUSIP No. 00436Q106

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to DPCM LP).

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to DP GP, Mr. Clark and Mr. Jishi).

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

DPCM LP’s clients, including Darlington, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client’s holdings of the Stock, other than those of Darlington, are more than five percent of the outstanding Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

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CUSIP No. 00436Q106

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification of DPCM LP, DP GP, Mr. Clark and Mr. Jishi

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Darlington:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

DARLINGTON PARTNERS CAPITAL MANAGEMENT, LP By: Darlington Partners GP, LLC, General Partner By: /s/ Scott W. Clark Scott W. Clark, Manager	DARLINGTON PARTNERS GP, LLC By: /s/ Scott W. Clark Scott W. Clark, Manager
/s/ Scott W. Clark Scott W. Clark	/s/ Ramsey B. Jishi Ramsey B. Jishi
DARLINGTON PARTNERS, L.P. By: Darlington Partners GP, LLC, By: /s/ Scott W. Clark Scott W. Clark, Manager

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CUSIP No. 00436Q106

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G and Forms 3, 4 and 5 (and any amendments or supplements thereto) required under section 13(d) or section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Darlington Partners Capital Management, LP, a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: April 12, 2021

DARLINGTON PARTNERS CAPITAL MANAGEMENT, LP By: Darlington Partners GP, LLC, General Partner By: /s/ Scott W. Clark Scott W. Clark, Manager	DARLINGTON PARTNERS GP, LLC By: /s/ Scott W. Clark Scott W. Clark, Manager
/s/ Scott W. Clark Scott W. Clark	/s/ Ramsey B. Jishi Ramsey B. Jishi
DARLINGTON PARTNERS, L.P. By: Darlington Partners GP, LLC, By: /s/ Scott W. Clark Scott W. Clark, Manager